Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
Announcement
Registration of Short-term Financing Bills

The Company and all Board members warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
Pursuant to the authority granted at the 2008 Annual General Meeting of PetroChina Company Limited (the “Company”) convened on 12 May 2009, the Company’s 2009 first tranche short-term financing bill issue with principal amount of not more than RMB30 billion (the “First Tranche Issue”) and 2009 second tranche short-term financing bill issue with principal amount of not more than RMB30 billion (the “Second Tranche Issue”) have both been registered by the National Association of Financial Market Institutional Investors. The Company will proceed with work relating to the issuance soon.
The registered principal amount of each of the First Tranche Issue and the Second Tranche Issue short term financing bill is RMB30 billion. Relevant legal documentation, including the offering circular and issuance announcement, will soon be published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn) respectively. The Company will make further announcements in respect of the First Tranche Issue and the Second Tranche Issue at appropriate time.
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
24 September 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.